EXHIBIT A

NOTIFICATION OF THE COMPANY’S
TENDER OFFER TO PURCHASE SHARES.

September 26, 2011

Dear Cadogan Opportunistic Alternatives Fund, LLC Member:

We are writing to inform you of a tender offer by Cadogan Opportunistic Alternatives Fund, LLC (the “Company”) to purchase outstanding shares of its limited liability company interests (“Shares”).

Important Information Regarding this Tender Offer

This quarterly tender offer provides Members who have been invested in the Company for one year or longer (subject to the waiver of such one year holding period in accordance with the Company’s “key person” terms) with an opportunity to redeem Shares in the Company at the Company’s unaudited net asset value as of December 30, 2011.  If you are not interested in tendering your Shares for purchase by the Company at this time, you may disregard this notice.

Shares may be presented to the Company for purchase only by tendering them during one of the Company’s announced tender offers.  The tender offer period begins on September 26, 2011 and will end on October 25, 2011.  Should you wish to tender any of your Shares for purchase by the Company during this tender offer period, please complete and return the enclosed Notice of Intent to Tender in the enclosed postage-paid envelope.

All tenders must be received by U.S. Bancorp Fund Services, LLC, the Company’s agent designated for this purpose, either by mail or by fax in good order no later than 12:00 midnight, New York time, October 25, 2011.  If by fax, please deliver an original executed copy promptly thereafter.

Please note that although it remains capable of managing the Company, for economic reasons the Adviser is currently considering alternatives to its continued management of the Company.  Alternatives include, among others, entering into a strategic alliance, recommending the engagement of a new manager for the Company, or recommending the liquidation of the Company.  No final decision has been made on those courses of action.  Under these circumstances, to further increase the liquidity of its portfolio assets, the Company currently anticipates submitting redemption requests to withdraw some or all of the Company's capital from portfolio funds before year-end.  Depending on developments, the Company may decide not to make, or may seek to revoke, some of those redemption requests.

If you do not wish to tender your Shares, no action is required.  Simply disregard this notice.

Questions

If you have any questions, please refer to the attached Tender Offer to Purchase document, which contains additional important information about the tender offer, or call Jay Tophooven at U.S. Bancorp Fund Services, LLC at (414) 287-3744.

Sincerely,

Cadogan Opportunistic Alternatives Fund, LLC

IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD THIS NOTICE.